Exhibit 21

Subsidiary of Registrant

Name of Subsidiary	TP&T (TOR Processing & Trade) B.V.
Jurisdiction of formation	The Netherlands
Subsidiary DBA	TOR Minerals (M), Sdn. Bhd.

Name of Subsidiary	TOR Minerals Malaysia, Sdn. Bhd.
Jurisdiction of formation	Malaysia
Subsidiary DBA	TOR Minerals (M), Sdn. Bhd.